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[On John Nuveen & Co. Incorporated Letterhead]


                               February 28, 2000


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:                  Nuveen Unit Trusts, Series 82
                                CIK: 0001087492
           Request for Withdrawal of Registration Statement on Form S-6
                               File No 333-30480
           ------------------------------------------------------------

Ladies and Gentlemen:

     On February 7, 2000, and then again on February 15, 2000, the Registrant, Nuveen Unit Trusts, Series 82, filed a registration statement on Form S-6 for Nuveen Unit Trusts, Series 82. The second registration statement, filed and accepted on February 15 (accession number 0000950131-00-001279), was submitted as Series 82 in error and was intended to be submitted as Series 83.

     John Nuveen & Co. Incorporated, Depositor of Nuveen Unit Trusts, Series 82, on behalf of the Registrant, requests that the second registration statement (referenced above) be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

                                      Sincerely,

                                      Nuveen Unit Trusts, Series 82
                                        (Registrant)

                                      By John Nuveen & Co. Incorporated
                                        (Depositor)


                                      By: /s/ Benjamin T. Fulton
                                          --------------------------------------
                                          Benjamin T. Fulton
                                          Managing Director and Vice President